NOTICE OF ANNUAL GENERAL MEETING THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the action you should take, you should immediately consult your stockbroker, solicitor, accountant or other appropriately authorised independent financial adviser. If you have sold or otherwise transferred all your shares in Coca-Cola European Partners plc, please hand this document and the accompanying form of proxy to the purchaser or transferee, or to the stockbroker or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee.

Coca-Cola European Partners plc LETTER FROM THE CHAIRMAN 11 April 2018 Dear Shareholder Annual General Meeting of Coca-Cola European Partners plc (the ‘‘Company’’) I am delighted to enclose the Notice of Meeting for CCEP’s second Annual General Meeting (‘‘AGM’’). The AGM is to be held at 22 Duchess Mews, London W1G 9DT on 31 May 2018 at 11.00am. The Notice sets out the resolutions to be proposed, together with the explanatory and guidance notes for Shareholders who wish to vote electronically or by post. Proxy appointment forms are also enclosed. If you have requested a printed copy of CCEP’s Annual Report and Accounts for the year ended 31 December 2017 (the ‘‘2017 Annual Report’’), it has been included in this pack. If you asked to receive the 2017 Annual Report electronically, please accept this letter as notification that CCEP’s 2017 Annual Report has now been published on our website: www.ccep.com. Business of the AGM Other than Resolutions 14 and 17 (the latter of which deals with an authority to buy back CCEP’s own shares off-market), the proposed Resolutions are standard resolutions that are expected to be dealt with at a UK listed company’s AGM. If you are unable to attend the meeting but have any questions on the business to be discussed, we would like to hear from you ahead of the meeting. Please send your questions to me, care of The Company Secretary at Coca-Cola European Partners plc, Pemberton House, Bakers Road, Uxbridge UB8 1EZ, United Kingdom. The Board believes that it is in the best interests of shareholders that CCEP has the flexibility to return cash to shareholders by buying back shares. The Board believes that the best way to facilitate this is to pass resolutions 14, 16 and 17. Rule 9 waiver granted by the Panel on Takeovers and Mergers (the ‘‘Panel’’) in favour of Olive Partners, S.A. (‘‘Olive’’) CCEP has applied to the Panel for a waiver of Rule 9 of the Takeover Code in order to permit the buyback authorities proposed under Resolutions 16 and 17 without requiring Olive to make a general offer to shareholders which Olive would otherwise be obliged to do. The Takeover Code is administered by the Panel and applies to CCEP because it is a UK public company. The Panel is the UK body which provides a framework for takeovers in the UK and ensures fair and equal treatment of shareholders in relation to takeovers. Accordingly, the Panel was consulted at an early stage regarding the waiver of Rule 9 of the Takeover Code. It has reviewed Resolution 14 and has agreed, subject to the approval of the shareholders of CCEP other than Olive or any concert party of Olive (the ‘‘Independent Shareholders’’), to waive the requirement for Olive and any person acting in concert with Olive to make a general offer to all Shareholders where such an obligation would arise as a result of purchases by CCEP of up to 48,507,819 Ordinary Shares. Under the proposed 3

Resolution 14 we are asking the Independent Shareholders for such approval. An explanation of the reasons for such a request and the background to the obligation arising from Rule 9 of the Takeover Code are set out in the explanatory notes to Resolution 14 and in Part IV of this document. Voting Your vote is important to us. You can vote by: • submitting your proxy instruction / vote online; • completing, signing and returning the enclosed form of proxy; or • attending and voting in person at the AGM. All resolutions will be put to a vote by poll. It is the view of the Directors that this will result in a fairer and more accurate indication of the views of the Shareholders as a whole. On a poll, each Shareholder has one vote for every share held. The final results of voting will be announced shortly after the meeting and published on CCEP’s website (www.ccep.com). These results will incorporate both the votes cast by non-attending Shareholders prior to the meeting, and the votes cast by Shareholders attending the meeting. Recommendation Your Board believes that each Resolution to be proposed at the AGM is in the best interests of CCEP and Shareholders as a whole and recommends that you vote in favour of all Resolutions. I and my fellow Directors José Ignacio Comenge Sánchez Real, Álvaro Gómez Trénor Aguilar, Alfonso Líbano Daurella and Mario Rotllant Solá, being nominated to the Board by CCEP’s shareholder Olive (the “Olive Nominated Directors”) did not participate in the Board’s recommendation with regard to Resolution 14 as, in accordance with the provisions of the Takeover Code, it is the percentage increase in Olive’s interest in Ordinary Shares that is the subject of the waiver under Resolution 14. Accordingly, the Directors, with the exceptions just described, recommend Shareholders to vote in favour of the Resolutions, as they intend to do in respect of their own shareholdings, save that Olive and the Olive Nominated Directors will not vote in respect of their shareholdings on Resolution 14, in which they are considered to be interested. The Directors, other than the Olive Nominated Directors, (the “Non-Olive Directors”) who have been so advised by Credit Suisse, consider Resolution 14 to be in the best interests of the Independent Shareholders. In providing their advice to the Non-Olive Directors, Credit Suisse has taken account of the Non-Olive Directors’ commercial assessments. The Non-Olive Directors also consider Resolution 14 to be in the best interests of CCEP and the Shareholders as a whole. Accordingly, the Non-Olive Directors unanimously recommend that the Independent Shareholders vote in favour of Resolution 14, as they intend to do in respect of their own shareholdings. Yours faithfully, Sol Daurella Chairman 4

Part I NOTICE OF MEETING Notice is hereby given that the AGM of the Company will be held at 22 Duchess Mews, London W1G 9DT on Thursday 31 May 2018 at 11.00am. You will be asked to consider and if thought fit to pass the resolutions below. Resolutions 1 to 13 will be proposed as ordinary resolutions, which require more than half of votes to be cast in favour to pass. Resolution 14 will be proposed as an ordinary resolution where only votes cast by Independent Shareholders will be counted. This means that, for Resolution 14 to be passed, more than half of those votes cast by Independent Shareholders on the poll must be in favour of the resolution. Olive has confirmed to the Company that it, and any person acting in concert with it, will abstain from voting on Resolution 14. For more information, see the Explanatory Notes to Resolution 14 on pages 15 to 17 of this document. Resolutions 15 to 18 will be proposed as special resolutions, which require at least three quarters of votes to be cast in favour to pass. All Resolutions will be voted on by poll. ORDINARY RESOLUTIONS Resolution 1 - Receipt of the Report and Accounts THAT the audited accounts of the Company for the financial year ended 31 December 2017 together with the reports of the Directors and of the Auditor be hereby received. Resolution 2 - Approval of the Directors’ Remuneration Report THAT the Directors’ Remuneration Report for the financial year ended 31 December 2017 set out on pages 74 to 87 of the 2017 Annual Report, be hereby approved. Resolutions 3 to 9 – Election and Re-election of Directors Resolution 3 - THAT Francisco Crespo Benítez be elected as a director of the Company. Resolution 4 - THAT Álvaro Gómez Trénor Aguilar be elected as a director of the Company. Resolution 5 - THAT José Ignacio Comenge Sánchez Real be re-elected as a director of the Company. Resolution 6 - THAT Irial Finan be re-elected as a director of the Company. Resolution 7 - THAT Damian Gammell be re-elected as a director of the Company. Resolution 8 - THAT Alfonso Líbano Daurella be re-elected as a director of the Company. Resolution 9 - THAT Mario Rotllant Solá be re-elected as a director of the Company. Resolution 10 - Reappointment of the Auditor THAT Ernst & Young LLP be reappointed as auditor of the Company until the next AGM. Resolution 11 - Remuneration of the Auditor THAT the Audit Committee of the Board be authorised to determine the remuneration of the Auditor. 5

Resolution 12 - Political Donations THAT, in accordance with sections 366 and 367 of the Companies Act 2006, the Company and all companies that are its subsidiaries at any time during the period for which this Resolution is effective are authorised, in aggregate, to: a) make political donations to political parties and/or independent election candidates not exceeding £50,000 in the UK and £50,000 in the rest of Europe in total; b) make political donations to political organisations other than political parties not exceeding £50,000 in the UK and £50,000 in the rest of Europe in total; and c) incur political expenditure not exceeding £50,000 in the UK and £50,000 in the rest of Europe in total, (as such terms are defined in sections 363 to 365 of the Companies Act 2006) in each case during the period commencing on the date of this Resolution and ending on the date of the AGM of the Company to be held in 2019 or, if earlier, until close of business on Friday, 28 June 2019, provided that the authorised sum referred to in paragraphs a), b) and c) above may be comprised of one or more amounts in different currencies which, for the purposes of calculating that authorised sum, shall be converted into pounds sterling at such rate as the Board may in its absolute discretion determine on the day on which the relevant donation is made or the relevant expenditure is incurred or, if earlier, on the day on which the Company or its subsidiary enters into any contract or undertaking in relation to such donation or expenditure (or, if such day is not a business day, the first business day thereafter). Resolution 13 - Authority to allot new shares THAT the Board be generally and unconditionally authorised, without prejudice to the authority conferred on it by ordinary resolution passed on 26 May 2016 but in substitution for all additional subsisting authorities, to allot shares in the Company and to grant rights to subscribe for or convert any security into shares in the Company: a) up to a nominal amount of €1,616,927.31 (such amount to be reduced by any allotments or grants made under paragraph b) below in excess of such sum); and b) comprising equity securities (as defined in the Companies Act 2006) up to a nominal amount of €3,233,854.63 (such amount to be reduced by any allotments or grants made under paragraph a) above) in connection with an offer by way of a rights issue: (i) to ordinary shareholders in proportion (as nearly as may be practicable) to their existing holdings; and (ii) to holders of other equity securities as required by the rights of those securities or as the Board otherwise considers necessary, and so that the Board may impose any limits or restrictions and make any arrangements which it considers necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter, such authority to apply until the end of next year’s AGM or, if earlier, until the close of business on Friday, 28 June 2019, but in each case during this period the Company may make offers and enter into agreements which would, or might, require shares to be allotted or rights to subscribe for or convert securities into shares to be granted after the authority ends and the Board may allot shares or grant rights to subscribe for or convert securities into shares under any such offer or agreement as if the authority had not ended. 6

Resolution 14 - Waiver of mandatory offer provisions set out in Rule 9 of the Takeover Code THAT approval be granted for the waiver by the Panel on Takeovers and Mergers of any obligation that could arise, pursuant to Rule 9 of the Takeover Code, for Olive, or any persons acting in concert with Olive, to make a general offer for all the ordinary issued share capital of the Company, following any increase in the percentage of shares of the Company carrying voting rights in which Olive and any persons acting in concert with Olive are interested resulting from the exercise by the Company of the authority to purchase up to 48,507,819 of its own of its ordinary shares of €0.01 (the ‘‘Ordinary Shares’’) granted to the Company pursuant to Resolutions 16 and 17 below, subject to the following limitations and provisions: a) no approval for such waiver is given where the resulting interest of Olive, together with the interest of those acting in concert with Olive, exceeds 38.0532% or more of the shares of the Company carrying voting rights; and b) such approval shall expire at the end of next year’s annual general meeting (or, if earlier, the close of business on Friday, 28 June 2019). Resolution 14 shall be voted on by the Independent Shareholders by a poll. SPECIAL RESOLUTIONS Resolution 15 – Authority to disapply pre-emption rights THAT, if Resolution 13 Authority to allot new shares is passed, the Board be given power to allot equity securities (as defined in the Companies Act 2006) for cash under the authority given by that resolution and/or to sell ordinary shares of €0.01 (the ‘‘Ordinary Shares’’) held by the Company as treasury shares for cash as if section 561 of the Companies Act 2006 did not apply to any such allotment or sale, such power to be limited: a) to the allotment of equity securities and sale of treasury shares in connection with an offer of, or invitation to apply for, equity securities (but in the case of the authority granted under paragraph b) of Resolution 13, by way of a rights issue only): (i) to ordinary shareholders in proportion (as nearly as may be practicable) to their existing holdings; and (ii) to holders of other equity securities, as required by the rights of those securities, or as the Board otherwise considers necessary, and so that the Board may impose any limits or restrictions and make any arrangements which it considers necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter; and b) in the case of the authority granted under paragraph a) of Resolution 13 and/or in the case of any sale of treasury shares, to the allotment of equity securities or sale of treasury shares (otherwise than under paragraph a) above) up to a nominal amount of €242,539.09, such power to apply until the end of next year’s annual general meeting or, if earlier, until the close of business on Friday, 28 June 2019, but in each case during this period the Company may make offers, and enter into agreements, which would, or might, require equity securities to be allotted (and treasury shares to be sold) after the power ends and the Board may allot equity securities (and sell treasury shares) under any such offer or agreement as if the power had not ended. 7

Resolution 16 – Authority to purchase own shares on market THAT, if Resolution 14 Waiver of mandatory offer provisions set out in Rule 9 of the Takeover Code is passed, the Company be authorised for the purposes of section 701 of the Companies Act 2006 to make one or more market purchases (as defined in section 693(4) of the Companies Act 2006) of its ordinary shares of €0.01 (the ‘‘Ordinary Shares’’) each provided that the: a) maximum aggregate number of Ordinary Shares hereby authorised to be purchased is 48,507,819, such limit to be reduced by the number of Ordinary Shares purchased pursuant to the authority granted at Resolution 17; b) minimum price (exclusive of expenses) which may be paid for an Ordinary Share is €0.01; and c) maximum price (exclusive of expenses) which may be paid for an Ordinary Share is an amount equal to 5 percent above the average market value of an Ordinary Share on any trading venue on which the Company’s Ordinary Shares are admitted to trading for the five business days immediately preceding the day on which that Ordinary Share is contracted to be purchased, such authority to apply until the end of next year’s annual general meeting or, if earlier, until the close of business on Friday, 28 June 2019, but during this period the Company may enter into a contract to purchase Ordinary Shares, which would, or might, be completed or executed wholly or partly after the authority ends and the Company may purchase Ordinary Shares pursuant to any such contract as if the authority had not ended. Resolution 17 – Authority to purchase own shares off market THAT, if Resolution 14 Waiver of mandatory offer provisions set out in Rule 9 of the Takeover Code is passed, for the purposes of section 694 of the Companies Act 2006, the terms of the buyback contract to be entered into between the Company and any or all of Credit Suisse Securities (USA) LLC, Deutsche Bank Securities, Inc. and HSBC Securities (USA) Inc. respectively (in the form produced to this meeting and made available at the Company's registered office for not less than 15 days ending with the date of this meeting) (the Contract, once entered into with any or all the potential counterparties, each a ‘‘Contract’’ and, collectively, the ‘‘Contracts’’) are approved and the Company be authorised to undertake off-market purchases (within the meaning of section 693(2) of the Companies Act 2006) of its ordinary shares of €0.01 (the ‘‘Ordinary Shares’’) and pursuant to such Contracts, provided that the maximum aggregate number of Ordinary Shares hereby authorised to be purchased is 48,507,819, such limit to be reduced by the number of Ordinary Shares purchased pursuant to the authority granted at Resolution 16. Such authority shall apply until the end of next year’s annual general meeting or, if earlier, until the close of business on Friday, 28 June 2019, but during this period the Company may agree to purchase Ordinary Shares pursuant to any Contract, even if such purchase would, or might, be completed or executed wholly or partly after the authority ends and the Company may purchase such Ordinary Shares pursuant to any such Contract as if the authority had not ended. 8

Resolution 18 - Notice period for general meetings other than annual general meetings THAT the Directors be authorised to call general meetings (other than an annual general meeting) on not less than 14 clear days’ notice, such authority to expire at the end of the annual general meeting of the Company to be held in 2019 or, if earlier, the close of business on Friday, 28 June 2019. By order of the Board Clare Wardle Company Secretary 11 April 2018 Registered Office: Pemberton House Bakers Road Uxbridge UB8 1EZ Registered in England and Wales No. 09717350 9

Part II EXPLANATORY NOTES ON RESOLUTIONS Resolution 1 - Receipt of the Report and Accounts We are required by the Companies Act 2006 to present the Reports of the Directors and the Auditor and CCEP’s audited accounts for the financial year ended 31 December 2017. This is available on http://ir.ccep.com/financial-reports/annual-reports. CCEP’s Articles of Association (the ‘‘Articles’’) permit the Directors to pay interim dividends, which is CCEP’s current practice. Resolution 2 - Approval of the Directors’ Remuneration Report Under company law, quoted companies are required to present to their shareholders for approval a Directors’ Remuneration Report. Our Directors’ Remuneration Report for the year ended 31 December 2017 appears on pages 74 to 87 of the 2017 Annual Report and is available on http://ir.ccep.com/financial-reports/annual-reports. This resolution is advisory and will not affect the future remuneration of the Directors. Resolutions 3 to 9 - Election of Directors Under CCEP’s Articles, certain Directors are required to retire and be re-elected at each AGM. The Articles require all Directors to retire and stand for re-election, except for the initial independent Directors as identified in the Articles, and the initial Chairman and initial Chief Executive Officer. Resolutions 3 to 4 relate to the election of Francisco Crespo Benítez and Álvaro Gómez Trénor Aguilar while resolutions 5 to 9 relate to the re-election of José Ignacio Comenge Sánchez Real, Irial Finan, Damian Gammell, Alfonso Líbano Daurella and Mario Rotllant Solá. Summarised biographies of the Directors standing for election are set out below (fuller biographies are available on the website): Francisco Crespo Benítez Non-executive Director Member of the Corporate Social Responsibility Committee Date appointed to the Board: March 2018 Independent: No Key strengths: • Extensive experience of working in the Coca-Cola system • Deep understanding of integrated global marketing and corporate strategy • Proven track record of leading customer and commercial teams • Possesses a strong network at The Coca-Cola Company (TCCC) Key external commitments: Senior Vice President and Chief Growth Officer of TCCC Previous roles: Involvement with Coca-Cola system throughout his career, including as President of TCCC’s Mexico and South Latin business units, President of the Coca-Cola Foundation in Chile, Director and Vice President respectively of the American Chambers of Commerce in Chile and Argentina, and also served on the boards of Zurich and Zurich Compañía de Seguros, S.A. in Mexico. 10

Álvaro Gómez Trénor Aguilar Non-executive Director Date appointed to the Board: March 2018 Independent: No Key strengths: • Broad knowledge of working in the food and beverage industry • Extensive understanding of the Coca-Cola system, particularly in Iberia • Expertise in finance and investment banking • Strategic and investment advisor to businesses in varied sectors Key external commitments: Director of Olive Partners, S.A., Global Omnium (Aguas de Valencia, S.A.) and Sinensis Seed Capital S.C.R. de R.C., S.A. Previous roles: Various board appointments in the Coca-Cola system, including as President of Begano, S.A., Director and Chairman of the Audit Committee of Coca-Cola Iberian Partners, S.A., as well as key executive roles in Grupo Pas and Garcon Vallvé & Contreras José Ignacio Comenge Sánchez Real Non-executive Director Member of the Affiliated Transaction Committee Date appointed to the Board: May 2016 Independent: No Key strengths: • Extensive experience of Coca-Cola system • Broad board experience across industries and sectors • Knowledgeable about the industry in our key market of Iberia • Insights in formulating strategy drawn from leadership roles in varied sectors Key external commitments: Director of Olive Partners, S.A., ENCE Energía y Celulosa, S.A., Compañía Vinícola del Norte de España, S.A., Ebro Foods S.A., Barbosa & Almeida SGPS, S.A. and Azora, S.A., Mendibea 2002, S.L. and Rexam Beverage Can Iberica, S.L. Previous roles: Senior roles in the Coca-Cola system, AXA S.A., Águila and Heineken España, S.A., Vice-Chairman and CEO of Mutua Madrileña Automovilista, Sociedad de Seguros a Prima Fija 11

Irial Finan Non-executive Director Member of the Nomination Committee and the Remuneration Committee Date appointed to the Board: April 2016 Independent: No Key strengths: • Extensive international management experience • Strong track record of growing businesses • Extensive experience of working in Coca-Cola system • International strategy • Possesses a strong network at TCCC Key external commitments: Director of Coca-Cola Bottlers Japan Inc. and the Smurfit Kappa Group plc Previous roles: Director and senior roles in the Coca-Cola system throughout his career including as CEO of Coca- Cola HBC AG, President of Bottling Investments Group, Executive Vice President of TCCC and director of Coca-Cola FEMSA and G2G Trading Damian Gammell Chief Executive Officer Date appointed to the Board: December 2016 Independent: No Key strengths: • Strategy development and execution experience • Vision, customer focus and transformational leadership • Developing people and teams • 25 years of leadership experience and in-depth understanding of the NARTD industry and the Coca-Cola system Key external commitments: None Previous roles: A number of senior executive roles in the Coca-Cola system, also Managing Director and Group President of Efes Soft Drinks, and President and CEO of Anadolu Efes S.K. 12

Alfonso Líbano Daurella Non-executive Director Chairman of the Corporate Social Responsibility Committee Date appointed to the Board: May 2016 Independent: No Key strengths: • Developed the Daurella family’s association with the Coca-Cola system • Detailed knowledge of the Coca-Cola system • Insight into CCEP’s impact on communities from experience as a trustee or director of charitable and public organisations • Experienced corporate social responsibility committee chair Key external commitments: Co-Vice Chairman and member of the Executive Committee of Cobega S.A., director of Olive Partners S.A. and Cobega Invest, S.L., Chairman of Equatorial Coca-Cola Bottling Company, S.L., Daba, S.A., Grupo Cacaolat, S.L. and Vice-Chairman of MECC Soft Drinks DMCC and President of GEEF European Family Business Previous roles: Various roles at the Daurella family’s Coca-Cola bottling business, Director and Chairman of the Quality and CRS Committee of Coca-Cola Iberian Partners, S.A., and member of the Board of the American Chamber of Commerce in Spain Mario Rotllant Solá Non-executive Director Member of the Remuneration Committee Date appointed to the Board: May 2016 Independent: No Key strengths: • Deep understanding of the Coca-Cola system • Extensive experience in the food and beverage industry • Experience of dealing with regulatory and political bodies • Experience of chairing a remuneration committee Key external commitments: Vice-Chairman of Olive Partners, S.A., Co-Chairman and member of the Executive Committee of Cobega, S.A., Chairman of the North Africa Bottling Company and of the Advisory Board of Banco Santander, S.A. in Catalonia and of Copesco Sefrisa, S.A. Previous roles: Second Vice-Chairman and member of the Executive Committee and Chairman of the Appointment & Remuneration Committee of Coca-Cola Iberian Partners, S.A. The Chairman believes that, following formal performance evaluation, the performance of each of the directors standing for re-election continues to be effective and each of them continue to demonstrate commitment to the role. 13

Resolutions 10 and 11 – Reappointment and Remuneration of the Auditor CCEP is required to appoint an auditor for each financial year, to hold office until the end of the next general meeting at which accounts are laid before the Shareholders. Accordingly, the Board, on the unanimous recommendation of the Audit Committee, which has evaluated the effectiveness and independence of the external auditor, is proposing the reappointment of CCEP’s existing auditor, Ernst & Young LLP, as auditor of CCEP for the financial year ending 31 December 2018. The Directors may set the remuneration of the Auditor if authorised by the Shareholders to do so. The Competition and Market Authority’s Statutory Audit Services Order, which came into effect on 1 January 2015, clarified certain responsibilities of the Audit Committee, including providing that, acting collectively or through its chairman, and for and on behalf of the Board, is permitted to negotiate and agree the statutory audit fee. Resolution 11 seeks authority for the Audit Committee to determine the Auditor’s remuneration for 2018. Resolution 12 - Political donations The Companies Act 2006 prohibits companies from making political donations to political organisations, independent candidates or incurring EU political expenditure exceeding £5,000 in any 12 month period unless authorised by Shareholders in advance. CCEP does not make, and does not intend to make, donations to political organisations or independent election candidates, nor does it incur any political expenditure. However, the definitions of political donations, political organisations and political expenditure used in the Companies Act 2006 are very wide. As a result, this can cover activities such as sponsorship, subscriptions, payment of expenses, paid leave for employees fulfilling certain public duties, and support for bodies representing the business community in policy review or reform. Shareholder approval is being sought on a precautionary basis only, to allow CCEP and any company which, at any time during the period for which this resolution has effect, is a subsidiary of CCEP, to continue to support the community and put forward its views to wider business and government interests, without running the risk of inadvertently breaching the legislation. The Board is therefore seeking authority to make political donations to political organisations and independent election candidates not exceeding £50,000 in the UK and £50,000 in the rest of Europe in total and make political donations to political organisations other than political parties not exceeding £50,000 in the UK and £50,000 in the rest of Europe in total; and to incur political expenditure not exceeding £50,000 in the UK and £50,000 in the rest of Europe in total. In line with best practice guidelines published by the Investment Association, this resolution is put to Shareholders annually rather than every four years as required by the Companies Act 2006. For the purposes of this resolution, the terms ‘political donations’, ‘political organisations’, ‘independent election candidate’ and ‘political expenditure’ shall have the meanings given to them in sections 363 to 365 of the Companies Act 2006. Resolution 13 - Authority to allot new shares This resolution seeks authority from the Shareholders to allot shares or grant rights to subscribe for or to convert any securities into Ordinary Shares. The authority is expected to be renewed at each AGM. Paragraph a) of this resolution would give the Directors the authority to allot Ordinary Shares or grant rights to subscribe for or convert any securities into Ordinary Shares up to an aggregate nominal amount equal to €1,616,927.31 (representing 161,692,731 Ordinary Shares of €0.01 each). This amount represents approximately one-third of the issued ordinary share capital of CCEP as at 6 April 2018, the latest practicable date prior to publication of this Notice. In line with guidance issued by The Investment Association (‘‘IA’’), paragraph b) of this resolution would give the Directors authority to allot Ordinary Shares or grant rights to subscribe for or convert any securities into Ordinary Shares in connection with a rights issue in favour of ordinary shareholders up to 14 an aggregate nominal amount equal to €3,233,854.63 (representing 323,385,463 ordinary shares), as reduced by the nominal amount of any shares issued under paragraph a) of this resolution). This amount (before any reduction) represents approximately two-thirds of the issued ordinary share capital of CCEP as at 6 April 2018, the latest practicable date prior to publication of this Notice. The Directors have no present intention to exercise the authority sought under this resolution. The authority is however sought to ensure that CCEP has maximum flexibility in managing CCEP’s capital resources. If they do exercise the authority, the Directors intend to follow IA recommendations concerning its use (including as regards the Directors standing for re-election in certain cases). The authority sought under this resolution would apply until the end of next year’s AGM or, if earlier, until the close of business on Friday, 28 June 2019. As at the date of this Notice of AGM, no Ordinary Shares are held as treasury shares by CCEP. Resolution 14 – Waiver of mandatory offer provisions set out in Rule 9 of the Takeover Code Resolution 14 (the ‘‘Waiver Resolution’’) seeks approval from the Independent Shareholders of a waiver of the obligation that could arise on Olive and any person acting in concert with Olive to make a general offer for the entire issued share capital of CCEP if Olive’s interest in Ordinary Shares increases as a result of purchases by CCEP of Ordinary Shares pursuant to Resolutions 16 and 17 (which, if passed, would give authorisation for CCEP to purchase its own shares) (the ‘‘Buyback Authorities’’). If the Waiver Resolution is approved at the Annual General Meeting, Olive will not, thereby, be restricted from making an offer for CCEP. However, under the terms of the Shareholders’ Agreement, as more fully described in the Prospectus, neither European Refreshments (‘‘ER’’) nor Olive may acquire shares in CCEP that, when aggregated with the shares held by the other, represent more than 67% of the issued CCEP shares, other than as a result of an offer (as defined in the Takeover Code) recommended by a simple majority of the Independent Non-Executive Directors of CCEP. CCEP applied to the Panel for a waiver of Rule 9 of the Takeover Code in order to permit the Buyback Authorities proposed under Resolutions 16 and 17 to be exercised by the Board (if such authorities are approved by Shareholders) without triggering an obligation on the part of Olive to make a general offer to Shareholders. The Takeover Code is administered by the Takeover Panel and applies to CCEP because it is a UK public company. The Takeover Panel is the UK body which provides a framework for takeovers in the UK and ensures fair and equal treatment of shareholders in relation to takeovers. Accordingly, the Panel was consulted at an early stage regarding the Waiver Resolution. It has reviewed the Waiver Resolution and the Panel has agreed, subject to the Independent Shareholders’ approval on a poll, to waive the requirement for Olive and any person acting in concert with Olive to make a general offer to all Shareholders where such an obligation would arise as a result of purchases by CCEP of up to 48,507,819 Ordinary Shares. The waiver granted by the Panel relates only to any increase in the percentage of Ordinary Shares held by Olive or any person acting in concert with Olive as a result of purchases by CCEP of Ordinary Shares pursuant to the Buyback Authorities which are sought from the Shareholders in Resolutions 16 and 17 at theAGM and conditional on the passing of Resolution 14 by the Independent Shareholders of CCEP on a poll. As Olive, and any concert party of Olive, are interested in the outcome of Resolution 14, they will be precluded from voting on that resolution. Under Rule 9 of the Takeover Code, when (i) any person acquires, whether by a series of transactions over a period of time or not, an interest in shares which, taken together with shares in which he and persons acting in concert with him are interested, carry 30% or more of the voting rights of a company subject to the Takeover Code, or (ii) any person who, together with persons acting in concert with him, is interested in shares which in aggregate carry not less than 30% of the voting rights of a company, but does not hold shares carrying more than 50% of such voting rights and such person, or any person 15 acting in concert with him, acquires an interest in any other shares which increases the percentage of the shares carrying voting rights in which he is interested, then in either case, that person is normally required to make a general offer in cash for all the remaining equity share capital of that company at the highest price paid by him, or any persons acting in concert with him, for shares in that company within the 12 months prior to the announcement of the offer. Under Rule 37 of the Takeover Code, when a company purchases its own voting shares, any resulting increase in the percentage of shares carrying voting rights in which a person or group of persons acting in concert is interested will be treated as an acquisition for the purpose of Rule 9 of the Takeover Code (although a shareholder who is neither a director nor acting in concert with a director will not normally incur an obligation to make a Rule 9 offer). Olive is currently interested in an aggregate of 166,128,987 Ordinary Shares representing approximately 34.2479% of the issued share capital of CCEP. If CCEP were to repurchase shares from persons other than Olive, or any person acting in concert with Olive, all the Ordinary Shares for which it is seeking the Buyback Authorities (and assuming no other allotments of Ordinary Shares), the maximum potential shareholding of Olive and any person acting in concert with Olive would increase to approximately 38.0532% of the issued ordinary share capital of CCEP. Accordingly, an increase in the percentage of the shares carrying voting rights in which Olive or any person acting in concert with Olive are interested, as a result of any exercise of the Buyback Authorities, would ordinarily, in the absence of the waiver granted by the Panel and the Waiver Resolution (if approved), have the effect of triggering Rule 9 of the Takeover Code and result in Olive and any person acting in concert with Olive being under an obligation to make a general offer to all Shareholders. Following exercise of the Buyback Authorities (either in whole or in part), Olive will continue to be interested in shares which carry more than 30% but will not hold more than 50% of CCEP’s voting share capital, and any further increase in the number of shares in which Olive is interested (other than a further exercise of the Buyback Authorities) will be subject to the provisions of Rule 9 of the Takeover Code. The approval in Resolution 14 (if it is given) will expire at the conclusion of theAGM in 2019 or the close of business on Friday, 28 June 2019, whichever is the earlier. Further details in relation to the Waiver Resolution are set out in Part IV of this document. Olive’s intentions Olive has confirmed that it has no intention to make any changes with respect to the following matters because of any increase in its shareholding resulting from a share buyback: a) the future business of CCEP, including its intentions for any research and development functions of CCEP; b) the continued employment of the employees and management of CCEP and of its subsidiaries, including any material change in conditions of employment or in the balance of the skills and functions of the employees and management; c) CCEP’s strategic plans, and their likely repercussions on employment or the locations of CCEP’s places of business, including on the location of CCEP’s headquarters and headquarters functions; d) employer contributions into CCEP’s pension scheme(s) (including with regard to current arrangements for the funding of any scheme deficit), the accrual of benefits for existing members, and the admission of new members; e) the redeployment of the fixed assets of CCEP; or f) the maintenance of CCEP’s listing on Euronext Amsterdam, the New York Stock Exchange, Euronext London and the Spanish Stock Exchanges. 16

Olive has confirmed that, if it attains the maximum potential shareholding that it could obtain of approximately 38.0532% of the issued share capital of CCEP as a result of the Buyback Authorities, this would not materially affect the running of its future business, including in relation to a) and b) above as regards itself, nor significantly affect its earnings, assets or liabilities. Credit Suisse has provided advice to the Non-Olive Directors, in accordance with the requirements of paragraph 4(a) of Appendix 1 to the Takeover Code, in relation to the granting of the waiver by the Panel of the obligation that could arise on Olive to make an offer under Rule 9 of the Takeover Code in relation to Resolutions 16 and/or 17. This advice was provided by Credit Suisse to the Non-Olive Directors only, and in providing such advice Credit Suisse has taken into account their commercial assessment. Resolution 15 – Authority to disapply pre-emption rights If we allot new shares or sell treasury shares for cash (other than in connection with employee share schemes or the dividend reinvestment programme), we are required by the Companies Act 2006 to first offer the shares to Shareholders in proportion to their existing holdings (known as pre-emption rights) but we may seek Shareholder approval to disapply pre-emption rights or issue shares on a non-pre- emptive basis. This resolution will be proposed as a special resolution, which requires a 75% majority of the votes to be cast in favour. It would give the Directors the power to allot Ordinary Shares (or sell any Ordinary Shares which CCEP elects to hold in treasury) for cash without first offering them to existing Shareholders in proportion to their existing shareholdings. This power would be limited to allotments or sales in connection with pre-emptive offers and offers to holders of other equity securities if required by the rights of those shares or as the board otherwise considers necessary, or otherwise up to an aggregate nominal amount of €242,539.09 (representing 24,253,909 Ordinary Shares). This aggregate nominal amount represents approximately 5% of the issued Ordinary Share capital of CCEP as at 6 April 2018, the latest practicable date prior to publication of this Notice. In respect of this aggregate nominal amount, the Directors confirm their intention to follow the provisions of the Pre-Emption Group’s Statement of Principles regarding cumulative usage of authorities within a rolling 3-year period where the Principles provide that usage in excess of 7.5% should not take place without prior consultation with Shareholders. The authority sought under this resolution would apply until the end of next year’s AGM or, if earlier, until the close of business on Friday, 28 June 2019. Resolutions 16 and 17 - Authority to purchase own shares Resolutions 16 and 17, which are each conditional on the passing of Resolution 14, would allow CCEP to buy back its own Ordinary Shares via methods permitted by the Companies Act 2006. Resolution 16 would allow CCEP to buy back its Ordinary Shares by way of on-market purchases on a recognised investment exchange pursuant to section 701 of the Companies Act 2006. However, as the New York Stock Exchange, Euronext Amsterdam and the Spanish Stock Exchanges are not recognised investment exchanges for the purposes of section 693(2) of the Companies Act 2006, repurchases conducted on these exchanges do not qualify as ‘‘on-market’’ purchases. Therefore approval of off-market purchases is sought under Resolution 17 in order to enable share repurchases on or through any of these exchanges. The Directors consider it to be desirable to have the general authority to make purchases either by way of on-market purchases under Resolution 16 or off-market purchases under Resolution 17 (the latter of which, as described above, could include open-market repurchases on the New York Stock Exchange, Euronext Amsterdam or the Spanish Stock Exchanges) in order to have maximum flexibility in managing CCEP's capital resources or offset the dilutive effect of the issues of new shares under 17

CCEP’s share award plans. The Directors will only buy back shares when they consider that such purchases would be in the interests of CCEP and the shareholders generally, and could be expected to result in an increase in the earnings per share of CCEP. CCEP currently has no Ordinary Shares in treasury. Under the Companies Act 2006, Ordinary Shares bought back may be held in treasury or may be cancelled. Shares held in treasury may be either sold for cash or transferred for the purposes of an employee shares scheme (subject, if necessary, to Shareholders’ approval in general meeting). CCEP therefore has a choice of either holding or cancelling any shares it may purchase. If CCEP buys back any of its shares under these resolutions, we will decide at the time of purchase whether to cancel them immediately or to hold them in treasury. In relation to treasury shares, we would also have regard to any investor guidelines regarding the purchase of shares intended to be held in treasury and their holding or resale. CCEP has share awards outstanding over 9,880,663 Ordinary Shares, representing 2.0369% of CCEP’s ordinary issued share capital as at 6 April 2018. There can be no certainty as to whether CCEP will repurchase any of its shares, or as to the amount of any such repurchases or the prices at which such repurchases may be made. No share repurchases will be effected pursuant to the Buyback Authorities sought under Resolution 16 or Resolution 17 unless and until the Directors have approved and announced a share buyback programme. Authority is sought for CCEP to purchase up to 10% of its issued Ordinary Shares under Resolutions 16 and/or 17. On-market purchases Under Resolution 16, which is conditional on the passing of Resolution 14, authority is sought to allow CCEP to buy back its own Ordinary Shares by way of market purchases (as such term is defined in section 693(4) of the Companies Act 2006), in accordance with specific procedures set out in the Companies Act 2006. The minimum price, exclusive of expenses, which may be paid for an Ordinary Share on-market is €0.01, its nominal value. The maximum price, exclusive of expenses, which may be paid for an Ordinary Share on-market is equal to 5% above the average market value for an Ordinary Share on any trading venue on which CCEP’s Ordinary Shares are admitted to trading for the five business days immediately preceding the date of the purchase. Off-market purchases Under Resolution 17, which is conditional on the passing of Resolution 14, authority is sought to allow CCEP to buy back its own Ordinary Shares by way of off-market purchases (as such term is defined in section 693(2) of the Companies Act 2006, which would include open-market repurchases of Ordinary Shares on any of the New York Stock Exchange, Euronext Amsterdam and the Spanish Stock Exchanges), in accordance with specific procedures set out in the Companies Act 2006. Such repurchases may only be made pursuant to a form of share repurchase contract (the ‘‘Contract’’), the terms of which have been approved by Shareholders in accordance with section 694 of the Companies Act 2006. Resolution 17 specifies the counterparties, which may each enter into a separate Contract with CCEP, in each case in the form approved by the Shareholders. The approval of the terms of the Contract, if granted, will be valid until the end of next year’s annual general meeting or, if earlier, until the close of business on Friday, 28 June 2019. CCEP is seeking approval of the terms of the Contract. 18

Copies of the Contracts will be made available for Shareholders to inspect at CCEP's registered office at Pemberton House, Bakers Road, Uxbridge, England, UB8 1EZ for the period from 14 May 2018 and ending on the date of the AGM. Copies of the Contracts and the list of repurchase counterparties will also be available for inspection at the AGM. Under the Companies Act 2006, CCEP must seek authorisation for share repurchase contracts and counterparties at least every five years. However, if this proposal is approved, in accordance with its terms CCEP may repurchase shares pursuant to the form of Contracts with the relevant counterparties until the end of next year’s annual general meeting or, if earlier, until the close of business on Friday, 28 June 2019. Resolution 18 - Notice period for general meetings other than annual general meetings Under UK company law, general meetings are required to be called on 21 clear days’ notice, except where reduced by special resolution of the shareholders. The Directors are seeking authority to call general meetings (other than annual general meetings) on 14 days’ notice, and Resolution 18 seeks approval to be able to do so. However, as CCEP has a global shareholder base, in practice we would always aim to provide a longer notice period in order to allow overseas investors in particular to be able to participate fully. The shorter notice period will not be used as a matter of routine and will only be used where it makes sense to do so, having regard to the business to be transacted at that meeting. In addition, the Directors will not make use of the shorter notice period except where they consider that doing so would be beneficial to the Shareholders as a whole. If the authority is used, CCEP would expect to explain its reasons for taking this exceptional action in its next Annual Report and Accounts. The authority granted by this resolution would be effective until the end of CCEP’s annual general meetings in 2019, or if earlier on Friday, 28 June 2019, and is intended to be renewed every year. CCEP would meet the requirements for electronic voting to be available at any general meeting held on short notice. 19

Part III NOTES TO THE AGM NOTICE Appointment of proxies 1. Members are entitled to appoint a proxy to exercise all or any of their rights to attend and to speak and vote on their behalf at the meeting. A Shareholder may appoint more than one proxy in relation to the AGM provided that each proxy is appointed to exercise the rights attached to a different share or shares held by that Shareholder. If a member appoints more than one proxy and the proxy forms appointing those proxies would give those proxies the apparent right to exercise votes on behalf of the member over more shares than are held by the member, then each of those proxy forms will be invalid and none of the proxies so appointed will be entitled to attend, speak or vote at the AGM. A proxy need not be a Shareholder of CCEP. A proxy form which may be used to make such appointment and give proxy instructions accompanies this Notice of AGM. If you do not have a proxy form and believe that you should have one, or if you require additional forms, please contact the Company Secretary on by mail at Pemberton House, Bakers Road, Uxbridge UB8 1EZ United Kingdom. 2. To be valid any proxy form or other instrument appointing a proxy must be received no later than 11.00am on Tuesday, 29 May 2018. A member may vote by choosing one of the following methods: a) Voting via the internet: to vote via the internet, go to www.proxyvote.com. Have the information printed on the proxy in the box marked by the arrow →[xxxx xxxx xxxx xxxx] available and follow the instructions. b) Voting by mail: to vote by mail, request a paper copy of the proxy materials, which will include a proxy card and postage-paid envelope for returning your proxy card. c) Voting in person: to vote at the meeting, you will need to request a ballot paper and complete it there. 3. Any power of attorney or any other authority under which the proxy form is signed (or a duly certified copy of such power or authority) must be included with the proxy form. 4. In the case of a member which is a company, the proxy form must be executed under its common seal or signed on its behalf by an officer, attorney or other person authorised to sign it for CCEP. 5. The proceedings of a general meeting shall not be invalidated where an appointment of a proxy in respect of that meeting is sent in electronic form as provided above, but because of a technical problem it cannot be read by the recipient. 6. In the case of joint holders, where more than one of the joint holders purports to appoint a proxy, only the appointment submitted by the most senior holder will be accepted. Seniority is determined by the order in which the names of the joint holders appear in CCEP's register of members in respect of the joint holding (the first-named being the most senior). 7. If you submit more than one valid proxy appointment in respect of the same share, the appointment received last before the latest time for the receipt of proxies will take precedence. If CCEP is unable to determine which notice was last received, none of them shall be treated as valid in respect of that share. 8. A vote withheld is not a vote in law, which means that the vote will not be counted in the calculation of votes for or against the resolution. If no voting indication is given, your proxy will vote or abstain from voting at his or her discretion. Your proxy will vote (or abstain from voting) as he or she thinks fit in relation to any other matter which is put before the AGM. 9. The return of a completed proxy form, other such instrument or any CREST Form of Direction or similar proxy instruction (as described in paragraphs 10 to 13 below) will not prevent a member attending the AGM and voting in person if he/she wishes to do so. 20

CREST 10. If you are a holder of CREST Depositary Interests ("CDIs"), you should return a completed Form of Direction to the Voting Agent, Computershare Investor Services PLC, at The Pavilions, Bridgwater Road, Bristol BS99 6ZY, United Kingdom in the enclosed reply paid envelope following the instructions therein. To be effective, the Form of Direction must be received by the Voting Agent by no later than 11.00am on Friday 25 May 2018. Alternatively, holders of CDIs may transmit voting instructions by utilising the CREST voting service in accordance with the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider, should refer to their CREST sponsor or voting service provider, who will be able to take appropriate action on their behalf. In order for instructions made using the CREST voting service to be valid, the appropriate CREST message (a "CREST Voting Instruction") must be properly authenticated in accordance with Euroclear's specifications and must contain the information required for such instructions, as described in the CREST Manual (available via www.euroclear.com/CREST). 11. To be effective, the CREST Voting Instruction must be transmitted so as to be received by the Voting agent (ID: 3RA50) no later than 11.00am on Friday 25 May 2018 (or, in the event of an adjourned meeting, four business days before the adjourned meeting (excluding weekends and public holidays in the UK)). For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the CREST Voting Instruction by the CREST applications host) from which CCEP's agent is able to retrieve the CREST Voting Instruction by enquiry to CREST in the manner prescribed by CREST. After this time, any change of voting instructions made through CREST should be communicated to the Voting Agent by other means. 12. Holders of CDIs and, where applicable, their CREST sponsors or voting service providers should note that Euroclear does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the transmission of CREST Voting Instructions. It is the responsibility of the CDI holder concerned to take (or, if the CDI holder is a CREST personal member or sponsored member or has appointed a voting service provider, to procure that CREST sponsor or voting service provider takes) such action as shall be necessary to ensure that a CREST Voting Instruction is transmitted by means of the CREST voting service by any particular time. In this connection, CDI holders and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings. 13. CCEP may treat as invalid a CREST Voting Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001. Corporate representatives 14. Any corporation which is a member can appoint one or more corporate representatives who may exercise on its behalf all of its power as a member provided that they do not do so in relation to the same shares. Nominated persons 15. Any person to whom this Notice is sent who is a person nominated under section 146 of the Companies Act 2006 to enjoy information rights (a ‘‘Nominated Person’’) may, under an agreement between him/her and the Shareholder by whom he/she was nominated, have a right to be appointed (or to have someone else appointed) as a proxy for the AGM. If a Nominated Person has no such proxy appointment right or does not wish to exercise it, he/she may, under any such agreement, have a right to give instructions to the Shareholder as to the exercise of voting rights. 21

16. The statement of the rights of Shareholders in relation to the appointment of proxies in paragraphs 1 to 9 above does not apply to Nominated Persons. The rights described in these paragraphs can only be exercised by Shareholders of CCEP. Entitlement to attend and vote 17. To be entitled to attend and vote at the AGM either in person or by proxy (and for the purpose of the determination by CCEP of the votes they may cast), Shareholders must be registered in the Register of Members of CCEP at 11.00am on Tuesday, 29 May 2018, (or, in the event of any adjournment, on the date which is 48 hours before the time of the adjourned meeting). Changes to the Register of Members after the relevant deadline shall be disregarded in determining the rights of any person to attend and vote at the meeting. Issued shares and total voting rights 18. As at 6 April 2018 (being the last practicable date prior to the publication of this Notice) CCEP’s issued share capital consists of 485,078,195 Ordinary Shares carrying one vote each. Therefore the total voting rights in CCEP as at 6 April 2018 are 485,078,195 Ordinary Shares. Members’ requisition rights 19. Under section 527 of the Companies Act 2006 members meeting the threshold requirements set out in that section have the right to require CCEP to publish on a website a statement setting out any matter relating to: (i) the audit of CCEP’s accounts (including the auditor’s report and the conduct of the audit) that are to be laid before the AGM; or (ii) any circumstance connected with an auditor of CCEP ceasing to hold office since the previous meeting at which annual accounts and reports were laid in accordance with section 437 of the Companies Act 2006. CCEP may not require the Shareholders requesting any such website publication to pay its expenses in complying with sections 527 or 528 of the Companies Act 2006. Where CCEP is required to place a statement on a website under section 527 of the Companies Act 2006, it must forward the statement to CCEP’s auditor not later than the time when it makes the statement available on the website. The business which may be dealt with at the AGM includes any statement that CCEP has been required under section 527 of the Companies Act 2006 to publish on a website. General queries 20. Except as provided above, members who have general queries about the AGM, or queries unrelated to the business of the AGM, should use the following means of communication (no other methods of communication will be accepted): a) Shareholders may contact our registrar, Computershare, on +1-781-575-2867 (outside the US) or +1-800-418-4223 (within the US); or b) access Computershare’s investor website at www.computershare.com/us/investor. You may not use any electronic address provided either in this Notice of AGM or any related documents (including the chairman's letter and proxy form) to communicate with CCEP for any purposes other than those expressly stated. Questions at the AGM 21. Any member attending the AGM has the right to ask questions. CCEP must cause to be answered any such question relating to the business being dealt with at the AGM but no such answer need be given if (a) to do so would interfere unduly with the preparation for the meeting or involve the disclosure of confidential information, (b) the answer has already been given on a website in the form of an answer to a question, or (c) it is undesirable in the interests of CCEP or the good order of the meeting that the question be answered. 22. A copy of this Notice, and other information required by s311A of the Companies Act 2006, can be found at http://ir.ccep.com/shareholder-information/overview. 22

Part IV ADDITIONAL INFORMATION 1. Responsibility Statement The Directors take responsibility for the information contained in this document, save that: a) the Olive Nominated Directors, who have not participated in the Board’s consideration of the Waiver Resolution, take no responsibility for the second paragraph on page 4 under the heading ‘‘Recommendation’’; and b) the only responsibility accepted by the Directors in respect of the information in this document relating to Olive and its intentions has been to ensure that such information has been correctly and fairly reproduced or presented (and no steps have been taken by the Directors to verify this information). To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that this is the case), the information for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information. The directors of Olive take responsibility for information in this document relating to Olive and its intentions. To the best of the knowledge and belief of the directors of Olive (who have taken all reasonable care to ensure that this is the case), such information is in accordance with the facts and does not omit anything likely to affect the import of such information. 2. Business of CCEP CCEP is a publicly traded, UK-domiciled company listed on Euronext Amsterdam, Euronext London, the New York Stock Exchange and the Spanish Stock Exchanges (ticker symbol: CCE). CCEP is the world’s largest independent Coca-Cola bottler based on revenue and serves over 300 million consumers across Western Europe, including Andorra, Belgium, continental France, Germany, Great Britain, Iceland, Luxembourg, Monaco, the Netherlands, Norway, Portugal, Spain and Sweden. CCEP was formed on 28 May 2016 through the merger of Coca-Cola Enterprises, Inc., Coca-Cola Erfrischungsgetränke GmbH and Coca-Cola Iberian Partners, S.A. as more fully set out in the Prospectus. 3. Current ratings CCEP’s current long-term ratings from Moody’s and Standard & Poor’s (S&P), are A3 and BBB+ respectively. Ratings are assigned on the basis of assessed risk and CCEP’s ability to pay back its creditors. The ratings outlook from Moody’s and S&P are stable. Changes in the operating results, cash flows or financial position of CCEP could have an impact on the ratings assigned by the various rating agencies. There are no current ratings or outlooks publicly accorded to Olive by any ratings agencies. 4. Directors of CCEP The names of the Directors and the positions they hold at the date of this document are: Name Position Damian Gammell Chief Executive Officer The Olive Nominated Directors Sol Daurella Chairman José Ignacio Comenge Sánchez Real Non-executive Director Álvaro Gómez Trénor Aguilar Non-executive Director Alfonso Líbano Daurella Non-executive Director and Corporate Social Responsibility Committee Chairman Mario Rotllant Solá Non-executive Director 23

The ER Nominated Directors

Francisco Crespo Benítez	Non-executive Director
Irial Finan	Non-executive Director

The Independent Non-executive Directors ("INEDs")

Thomas H. Johnson	INED and Senior Independent Director
Jan Bennink	INED and Affiliated Transaction Committee Chairman
Javier Ferrán	INED
Christine Cross	INED and Remuneration Committee Chairman
L. Phillip Humann	INED and Nomination Committee Chairman
Orrin H. Ingram II	INED
Véronique Morali	INED
Garry Watts	INED and Audit Committee Chairman
Curtis R. Welling	INED

Further information relating to the Directors is provided on pages 45 to 49 of the 2017 Annual Report. The business address of the Directors is: Pemberton House, Bakers Road, Uxbridge, UB8 1EZ, United Kingdom.

5. Directors' and other interests in CCEP

At the close of business on 6 April 2018 (being the latest practicable date prior to the date of this document), the interests of the Directors and their families and the interests of persons connected with them, within the meaning of Part 22 of the Companies Act 2006, in the issued share capital of CCEP were as follows:

Name	Ordinary Shares	% of CCEP's issued share capital	Shares held
Sol Daurella	32,312,263	6.6612	Indirectly through Olive
Damian Gammell	57,145	0.0118	Directly
Jan Bennink	27,200	0.0056	Directly
José Ignacio Comenge Sánchez-Real	7,728,413	1.5932	Indirectly through Olive
Álvaro Gómez-Trénor Aguilar	3,099,684	0.6390	Indirectly through Olive
L. Phillip Humann	50,597	0.0104	Directly
Orrin H. Ingram II	10,000	0.0021	Directly
Thomas H. Johnson	10,000	0.0021	Directly
Alfonso Líbano Daurella	6,493,803	1.3387	Indirectly through Olive
Garry Watts	10,000	0.0021	Directly
Curtis R Welling	10,000	0.0021	Directly

24

As at the close of business on the latest practicable date, Olive holds 166,128,987 Ordinary Shares, representing approximately 34.2479% of CCEP’s issued share capital. In addition, as provided below, the following directors of Olive (all of whom are corporate directors, as set out in paragraph 12, below) hold an indirect interest in CCEP’s Ordinary Shares through their shareholdings: Directors % of CCEP’s issued Ordinary capital Cobega Invest S.L.U. 19.0553 Rimnal Inversiones, S.L.U. 0.0000004516 Empresas Comerciales e Industriales Valencianas, S.L.U. 7.2160 Mendibea 2002, S.L. 0.00010674 Colabots, S.L. 0.06938517 Paosar, S.L. 0.00106747 Furthermore, the following directors of Olive (all of whom are corporate directors, as set out in paragraph 12, below) hold an indirect interest in CCEP’s Ordinary Shares through their direct or indirect shareholdings in Cobega, S.A. (‘‘Cobega’’): Directors % of CCEP’s issued Ordinary capital Indau S.á r.l. 6.65925148 Larfin, S.A.U. 2.22604994 Montsunt, S.A. 2.21820999 Begindau, S.L.U.* 6.65925148 * Is a fully-owned subsidiary of Indau S.á r.l. As at the close of business on 6 April 2018 (being the latest practicable date prior to the date of this document), two of Olive’s shareholders, Cobega Invest, S.L.U. (currently holder of a 55.6395% stake in Olive) and Empresas Comerciales e Industriales Valencianas, S.L.U. (‘‘Empresas’’) (currently holder of a 21.07% stake in Olive) would hold an indirect stake in CCEP of more than 5% of its issued share capital (19.0553% in the case of Cobega Invest, S.L.U. and 7.2160% in the case of Empresas). Cobega Invest, S.L.U. is 100% owned by Cobega, the Daurella family’s holding company and a former bottling company active in Catalonia, Aragon, the Balearic Islands, the Canary Islands and Andorra. Empresas was the main shareholder of a former bottling company active in the Levante region of Spain until it was merged into Coca-Cola Iberian Partners S.A. (‘‘CCIP’’) (now a CCEP subsidiary) in 2013, and is now a holding company whose main assets are shares in Olive as well as certain other interests in real estate and companies active in the food sector. In addition, as at close of business on 6 April 2018 (being the latest practicable date prior to the date of this document), Begindau, S.L.U. (‘‘Begindau’’), as a shareholder of Cobega, would also hold an indirect stake in CCEP of more than 5% of its issued share capital (6.6593%). Begindau is a fully owned subsidiary of Indau, S.á r.l. (‘‘Indau’’) and is ultimately fully controlled by Sol Daurella. Begindau and Indau are pure holding companies whose main assets are shares in Cobega. As at the close of business on 6 April 2018 (being the latest practicable date prior to the date of this document), certain options over Ordinary Shares have been granted to Damien Gammell, for nil consideration, as follows: Name Share scheme Number of shares Exercise Price Exercise Period End Damian Gammell Options 324,643 $39.00 05.11.25 *1/3 of these Options vested on 05.11.2016. An additional 1/3 vested on 05.11.2017. The final 1/3 will vest on 05.11.2018. 25

As at the close of business on 6 April 2018 (being the latest practicable date prior to the date of this document), certain awards of shares have also been granted to Damien Gammell under CCEP share plans, all for nil consideration, as follows: Name Date award made Number of shares Date of vesting Damian Gammell 5 November 2015 60,300 30 April 2019 Damian Gammell 27 March 2017 133,700 28 March 2020 Damian Gammell 2 November 2015 39,000 12 October 2018 Damian Gammell 12 March 2018 89,000 13 March 2021 In the 12 months prior to the close of business on 6 April 2018 (being the latest practicable date prior to the date of this document), neither Olive nor any of the Olive Directors or their families or persons connected with them within the meaning of Part 22 of the Companies Act 2006 had any dealings (including borrowing or lending) in CCEP’s Ordinary Shares. 6. Directors’ service contracts and emoluments Information about the Directors’ service contracts and letters of appointments is set out on pages 74 to 87 of the 2017 Annual Report, which is incorporated into this document by reference. Save as disclosed above, there are no service contracts in force between any Director or proposed director of CCEP, and no such contract has been entered into or amended in the last six months preceding the date of this document. 7. Material contracts Material contracts entered into by CCEP or its subsidiaries Save for (i) the Merger Agreement, (ii) the Transaction Master Agreement, (iii) the Olive Framework Agreement, (iv) the Shareholders’ Agreement and (viii) the Registration Rights Agreement, as described on pages 178 to 179 of the 2017 Annual Report and defined therein, no contracts have been entered into by CCEP or any of its subsidiaries, other than in the ordinary course of business, within the period of two years prior to the date of this document which are or may be material. As at the date of this document, no amendments have been made to the documents listed above. Material contracts entered into by Olive or its subsidiaries No contracts have been entered into by Olive or any of its subsidiaries, other than in the ordinary course of business, within the period of two years prior to the date of this document which are or may be material other than: a) a corporate service agreement entered into with Cobega on 26 May 2016, with effect from 1 June 2016 and for a three year term, provided that Cobega maintains an indirect stake higher than 50% in Olive. The services rendered by Cobega to Olive under this agreement include services relating to its business operations (including with respect to its industrial, organisation and human resources functions), financial operations (including with respect to its cash management, cash control, accounting and tax functions) and legal management; and b) certain corporate services agreements entered into between Cobega and each of Olive Activos, S.L.U, Nosoplas, S.L.U., Aguas del Cospeito, S.L.U. and Frutos y Zumos, S.A.U (the ‘‘Olive Subsidiaries’’), all of which were entered into on 22 June 2016, with effect from 1 June 2016 and for a three year term, automatically extended for one year periods unless notice to the contrary is served two months in advance of the termination date. The services rendered by Cobega to each of the Olive Subsidiaries under these agreements include services relating to its business operations (including with respect to its industrial, organisation and human resources functions), financial operations (including with respect to cash management, cash control, accounting and tax functions) and legal management. 26

8. Significant change

There has been no significant change in the financial or trading position of CCEP since 15 March 2018, being the date on which the 2017 Annual Report was published.

9. Middle market quotations

The middle market quotations for the Ordinary Shares of CCEP, as derived from, in the case of Euronext Amsterdam and Euronext London, the Euronext Amsterdam Official Price List and, in the case of the NYSE and the Spanish Stock Exchanges, the Thomson Reuters Datastream service, for the first Business Day of each of the six months immediately preceding the date of this document and on 6 April 2018 (being both the latest practicable and available date prior to the date of this document) were:

Date	**Price per Ordinary Share**			
	Euronext Amsterdam €	**Euronext London €**	**NYSE $**	**Spanish Stock Exchanges €**
1 November 2017	€34.950	€34.950	$40.405	€34.9900
1 December 2017	€32.605	€32.605	$39.735	€32.7875
2 January 2018[1]	€32.690	€32.690	$39.675	€32.9325
1 February 2018	€31.700	€31.700	$39.365	€31.7500
1 March 2018	€31.030	€31.030	$37.795	€31.0500
2/3 April 2018[2]	€33.330	€33.330	$40.7550	€33.180
6 April 2018	€33.990	€33.990	$41.715	€33.800

1 The first Business Day of January was 2 January 2018 for Euronext London, Euronext Amsterdam, the Spanish Stock Exchanges and the NYSE.

2 The first Business Day of April was 2 April for the NYSE and 3 April for Euronext London, Euronext Amsterdam and the Spanish Stock Exchanges.

10. Relationship between Olive, CCEP and the Olive Nominated Directors

CCEP

The governance framework of CCEP is set out in CCEP's Articles (the terms of which are described on pages 203 to 208 of the Prospectus) and the Shareholders' Agreement (the terms of which are described at page 179 of the 2017 Annual Report and, in further detail, at pages 240 to 246 of the Prospectus) which provide a high level framework for the affairs and governance of CCEP and set out CCEP's relationships with its stakeholders including Olive and ER.

Olive

Olive is 55.6395% owned by Cobega Invest, S.L.U which, in turn, is 100% owned by Cobega. As described in paragraph 7 of this Part IV, Cobega has entered into a number of corporate services agreements with Olive and its subsidiaries. As Olive is interested in the Waiver Resolution, it is not entitled to vote on it in respect of its shareholdings.

Olive Nominated Directors

In accordance with the terms of the Articles and the Shareholders' Agreement, the Olive Nominated Directors have been appointed to the Board by Olive. A number of potential conflicts of interest of certain of the Olive Nominated Directors are set out at page 63 of the 2017 Annual Report.

As Olive is considered to be interested in the outcome of the Waiver Resolution, the Olive Nominated Directors have, in accordance with the provisions of the Takeover Code, made no recommendation on the Waiver Resolution. The Olive Nominated Directors have no direct shareholding in CCEP.

27

11. Business of Olive and current trading and prospects Olive is a Spanish company with registered office at C/ Alcalá 44, 4ª planta, 28014 Madrid, Spain. The nature of its business is as a holding company through which the former shareholders in CCIP, which is now a CCEP subsidiary, hold their shares in CCEP. In addition, Olive is also the holding company of the shares in certain companies that used to be owned by former subsidiaries of CCIP. Those other companies are the Olive Subsidiaries. Olive attaining the maximum controlling position as a result of the Buyback Authorities would not significantly affect its earnings, assets or liabilities. 12. Directors of Olive The directors of Olive (all of which, other than Francisco Ruiz de la Torre Esporrín, are corporate directors) are: • Indau S.á r.l. (represented by Ms Sol Daurella Comadrán); • Empresas Comerciales e Industriales Valencianas, S.L. (represented by Mr Javier Gómez Trénor Vergés); • Provisiones y Tenencias, S.L.U. (represented by Mr Mario Rotllant Solá); • Larfin, S.A.U. (represented by Mr Alfonso Líbano Daurella); • Montsunt, S.A. (represented by Ms Victoria Figueras-Dotti Daurella); • Cobega Invest, S.L.U. (represented by Mr Camilo Javier Juliá Díez de Rivera); • Rimnal Inversiones, S.L.U. (represented by Ms Alicia Daurella Aguilera); • Begindau, S.L.U. (represented by Mr Eduardo Berché Moreno); • Valvega, S.L. (represented by Mr Álvaro Gómez Trénor Aguilar); • Vareny, S.L. (represented by Mr Pablo Gómez Trénor Aguilar); • Usó Ferrera Inversiones, S.L. (represented by Mr Manuel Ferrís Usó); • Mr Francisco Ruiz de la Torre Esporrín; • Colabots, S.L. (represented by Mr Manuel Álvarez de Estrada Creus); • Mendibea 2002, S.L. (represented by Mr José Ignacio Comenge Sánchez Real); and • Paosar, S.L. (represented by Mr Jaime Castellanos Borrego). The business address of Olive is C/ Alcalá 44, 4ª planta, 28014 Madrid, Spain. 13. Interests in Olive of CCEP and the Directors Other than as described below, neither CCEP nor any of the Non-Olive Directors, or their families or persons connected with them within the meaning of Part 22 of the Companies Act 2006, have any interests in, rights to subscribe for, or short positions in, the issued ordinary share capital of Olive. José Ignacio de Comenge Sánchez Real directly holds 25,765 shares in the capital of Olive, representing approximately 0.001698% of its issued share capital. Álvaro Gómez Trénor Aguilar directly holds 90,967 shares in the capital of Olive, representing 0.005998% of its issued share capital. In addition, the following Olive Nominated Directors hold an indirect interest in Olive through their shareholdings in Cobega and other connected parties: Name % of Olive’s issued share capital Sol Daurella 19.4549 José Ignacio de Comenge y Sánchez Real 4.6526 Álvaro Gómez Trénor Aguilar 1.8598 Alfonso Líbano Daurella 3.9056 28

14. General Credit Suisse has given and has not withdrawn its written consent to the issue of this document with the inclusion of its name and references to it in this document in the form and context in which they appear. Save as set out in this document, no agreement, arrangement or understanding (including any compensation arrangement), exists between Olive or any person acting in concert with Olive and any of the Non-Olive Directors, recent independent directors, Independent Shareholders or recent Shareholders of CCEP, or any person interested in or recently interested in shares of CCEP, having any connection with or dependence upon the proposals set out in Resolution 14. On 6 April 2018 (being the latest practicable date prior to the date of this document, and save as disclosed elsewhere in Part IV of this document): a) neither Olive nor Olive’s directors, nor any person acting in concert with it or them, has any interest in, right to subscribe in respect of or short position in relation to any relevant securities; b) neither Olive nor Olive’s directors, nor any person acting in concert with it or them, have dealt in relevant securities during the period of 12 months ended on 6 April 2018 (being the latest practicable date prior to the publication of this document); c) there are no relevant securities which Olive or Olive’s directors, or any person acting in concert with it or them, have borrowed or lent (excluding any borrowed relevant securities which have either been on-lent or sold); d) none of: (i) the Directors or any of their close relatives or related trusts; (ii) any connected adviser (except in the capacity of an exempt fund manager or an exempt principal trader); or (iii) any other person acting in concert with CCEP, has as at 6 April 2018 (being the latest practicable date prior to the publication of this document), any interest in, right to subscribe in respect of or short position in relation to any relevant securities; and e) there are no relevant securities which CCEP or any person acting in concert with Company or the Directors has borrowed or lent (excluding any borrowed relevant securities which have either been on-lent or sold). There is no agreement or arrangement or understanding by which the beneficial ownership of any Ordinary Shares acquired by CCEP pursuant to the Buyback Authorities will be transferred to any other person. Such shares will, in accordance with the Companies Act 2006, either be held in treasury up to the amounts permitted to be held in treasury by the Companies Act 2006 or will be cancelled, with the issued ordinary share capital of CCEP being reduced by the nominal amount of those Ordinary Shares so purchased. In this paragraph 14, reference to: ‘‘relevant securities’’ means Ordinary Shares and securities carrying conversion or subscription rights into Ordinary Shares; ‘‘derivatives’’ includes any financial product, whose value in whole or in part is determined directly or indirectly by reference to the price of an underlying security; 29

‘‘short position’’ means a short position, whether conditional or absolute and whether in the money or otherwise, and includes any short position under a derivative, any agreement to sell or any delivery obligation or right to require another person to purchase or take delivery; ‘‘associated company’’ means in relation to any company, that company’s parent subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies. For these purposes, ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status; ‘‘connected adviser’’ means: (i) in relation to CCEP, (a) an organisation which is advising CCEP in relation to the Waiver Resolution and the Buyback Authorities; and (b) a corporate broker to CCEP; (ii) in relation to a person who is acting in concert with Olive or with the Directors, an organisation (if any) which is advising that person either (a) in relation to the Waiver Resolution and the Buyback Authorities; or (b) in relation to the matter which is the reason for that person being a member of the relevant concert party; and (iii) in relation to a person who is an associated company of Olive or CCEP, an organisation (if any) which is advising that person in relation to the Waiver Resolution and the Buyback Authorities; ‘‘control’’ means an interest, or aggregate interests, in shares carrying in aggregate 30% or more of the voting rights of a company, irrespective of whether such interest or interests give de facto control; and ‘‘dealing’’ or ‘‘dealt’’ includes the following: (i) the acquisition or disposal of securities, of the right (whether conditional or absolute) to exercise or direct the exercise of the voting rights attaching to securities, or of general control of securities; (ii) the taking, granting, acquisition, disposal, entering into, closing out, termination, exercise (by either party) or variation of an option (including a traded option contract) in respect of any securities; (iii) subscribing or agreeing to subscribe for securities; (iv) the exercise or conversion, whether in respect of new or existing securities, of any securities carrying conversion or subscription rights; (v) the acquisition of, disposal of, entering into, closing out, exercise (by either party) of any rights under, or variation of, a derivative referenced, directly or indirectly, to securities; (vi) the entering into, terminating or varying the terms of any agreement to purchase or sell securities; and (vii) any other action resulting, or which may result, in an increase or decrease in the number of securities in which a person is interested or in respect of which he or she has a short position. 30

For the purposes of this paragraph 14 a person is treated as ‘‘interested’’ in securities if he or she has long economic exposure, whether absolute or conditional, to changes in the price of those securities (and a person who only has a short position in securities is not treated as interested in those securities). In particular, a person is treated as ‘‘interested’’ in securities if: (i) he or she owns them; (ii) he or she has the right (whether conditional or absolute) to exercise or direct the exercise of the voting rights attaching to them or has general control of them; (iii) by virtue of any agreement to purchase, option or derivative, he or she: i. has the right or option to acquire them or call for their delivery, or ii. is under an obligation to take delivery of them, whether the right, option or obligation is conditional or absolute and whether it is in the money or otherwise; or (iv) he or she is party to any derivative: i. whose value is determined by reference to their price, and ii. which results, or may result, in his having a long position in them. 15. Documents available for inspection The following documents are available for inspection during normal business hours at the registered office of CCEP on any Business Day from the date of this document until the date of the AGM and may also be inspected at the AGM venue for 15 minutes prior to and during the meeting: a) the Articles of Association of CCEP; b) the consent letter from Credit Suisse referred to in paragraph 14 above; c) copies of the Executive Director’s service contract with CCEP; d) copies of the Non-Executive Directors’ letters of appointment; e) the Prospectus; f) CCEP’s material contracts referred to at paragraph 7 above; g) the 2017 Annual Report; h) the Contracts; and i) this document. With the exception of items (b), (c), (d), (f) and (h) copies of these documents will also be available on CCEP’s website (http://ir.ccep.com/). Copies of the following documents are available on Olive’s website: j) the articles of association of Olive at: https://www.olivepartners.com/Content/docum/Estatutos%20sociales%20OLIVE%20PARTNERS%20SA.pdf; and k) Olive’s audited annual accounts for the year ended 31 December 2016 at: https://www.olivepartners.com/Content/docum/CCAA%20Olive%20Partners%202016.pdf. 31

The table below sets out the various sections of those documents which are incorporated by reference into this document, so as to provide the information required pursuant to the Takeover Code. These documents (other than Olive’s unaudited annual accounts for the year ended 31 December 2016 which will be available from Olive’s website as above) will also be available at CCEP’s website, http://ir.ccep.com/, from the date of this document and available for inspection as set out in this paragraph 15. Document Section Page number(s) in such document Prospectus Additional Information – Articles of Association Additional Information – Material Contracts – CCEP 203 to 208 240 to 249 2017 Annual Report Board of Directors Conflicts of interest Directors’ Remuneration Report Material contracts 45 to 49 63 74 to 87 178 to 179 CCEP’s audited consolidated financial statements for the year ended 31 December 2017 All The 2017 Annual Report All Olive’s audited annual accounts for the year ended 31 December 2016 All Any Shareholder, person with information rights or other person to whom this document is sent may request a copy of each of the documents set out above in hard copy form. Hard copies will only be sent where valid requests are received from such persons. Requests for hard copies are to be submitted to the Company Secretary by post to Coca-Cola European Partners plc, Pemberton House, Bakers Road, Uxbridge UB8 1EZ United Kingdom, by internet at www.proxyvote.com, by email to sendmaterial@proxyvote.com, or by calling +1 800 579 1639 (calls made in the US and from some other countries are toll-free to this number, costs may vary in other regions). Lines are open 24 hours a day. All valid requests will be dealt with as soon as possible and hard copies mailed by no later than two business days following such request. Credit Suisse, which is authorised by the Prudential Regulation Authority and regulated by the Prudential Regulation Authority and the Financial Conduct Authority in the United Kingdom, is acting exclusively as financial adviser to CCEP and for no one else in connection with the Waiver Resolution and will not be responsible to any person other than CCEP for providing the protections afforded to clients of Credit Suisse, nor for providing advice in relation to the proposals in this document, or any matter referred to in this document. Apart from the responsibilities and liabilities, if any, which may be imposed on Credit Suisse by the FSMA or the regulatory regime established thereunder or any other laws, neither Credit Suisse nor any of its subsidiaries, branches or affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Credit Suisse in connection with this document, any statement contained herein or otherwise. 32

Part V DEFINITIONS The following definitions apply throughout this document, unless the context otherwise requires: ‘‘2017 Annual Report’’ means the 2017 annual report and audited accounts of CCEP for the year ended 31 December 2017, a copy of which accompanies this document; ‘‘IA’’ has the meaning given to it in the Explanatory Notes to Resolution 13 on page 14; ‘‘Annual General Meeting’’ or ‘‘AGM’’ means the annual general meeting of CCEP to be held at 22 Duchess Mews, London W1G 9DT at 11.00am on Thursday, 31 May 2018; ‘‘Articles of Association’’ or ‘‘Articles’’ means the Articles of Association of CCEP; ‘‘Auditor’’ means Ernst & Young LLP ‘‘Begindau’’ has the meaning given in paragraph 5 of Part IV; ‘‘Board’’ or ‘‘Directors’’ means the directors of CCEP, and ‘‘Director’’ shall mean any one of them, as the context requires; ‘‘Business Day’’ means any day (other than a Saturday or Sunday or public holiday) on which banks are generally open for business in London, United Kingdom; ‘‘Buyback Authorities’’ means the authorities that would be granted by Resolutions 16 and 17, if passed, for CCEP to make purchases of its own shares; ‘‘Cobega’’ means Cobega, S.A.; ‘‘Company’’ or ‘‘CCEP’’ means Coca-Cola European Partners plc; ‘‘Credit Suisse’’ means Credit Suisse International; ‘‘Empresas’’ has the meaning given in paragraph 5 of Part IV; ‘‘ER’’ means European Refreshments, a wholly-owned subsidiary of The Coca-Cola Company; ‘‘ER Nominated Directors’’ means Francisco Crespo Benítez and Irial Finan, the Directors nominated by ER; ‘‘Group’’ means Coca-Cola European Partners plc and its subsidiaries and subsidiary undertakings from time to time; ‘‘Indau’’ has the meaning given in paragraph 5 of Part IV; ‘‘Independent Non-executive Directors’’ means the non-executive directors of CCEP not appointed by ER or Olive; 33

‘‘Independent Shareholders’’ means shareholders of CCEP other than Olive or any concert party of Olive (as defined by the Takeover Code); ‘‘Non-Olive Directors’’ means the Directors other than the Olive Nominated Directors; ‘‘Notice of AGM’’ or ‘‘Notice of Meeting’’ or ‘‘Notice’’ means the notice of AGM set out at Part I of this document; ‘‘NYSE’’ means the New York Stock Exchange; ‘‘Olive’’ means Olive Partners, S.A.; ‘‘Olive Nominated Directors’’ means Sol Daurella, José Ignacio Comenge Sánchez Real, Álvaro Gómez Trénor Aguilar, Alfonso Líbano Daurella and Mario Rotllant Solá, the Directors nominated by Olive; ‘‘Olive Subsidiaries’’ has the meaning given to it in paragraph 7 of Part IV Additional Information; ‘‘Ordinary Shares’’ has the meaning given to it in Resolutions 14, 15, 16 and 17; ‘‘Panel’’ means the Panel on Takeovers and Mergers; ‘‘Prospectus’’ means CCEP’s prospectus dated 25 May 2016 issued to investors regarding the admission to the standard listing segment of the Official List and to trading on Euronext London and the Barcelona, Bilbao, Madrid and Valencia Stock Exchanges (together the Spanish Stock Exchanges); ‘‘Resolution’’ or ‘‘Resolutions’’ means the resolution or resolutions set out in the Notice of AGM; ‘‘Shareholders’’ means holders of Ordinary Shares of CCEP; ‘‘Shareholders’ Agreement’’ means the shareholders’ agreement dated 28 May 2016 between CCEP and Olive, ER, Coca-Cola GmbH and Vivaqa Beteiligungs Gmbh & Co. Kg; ‘‘Spanish Stock Exchanges’’ the Barcelona, Bilbao, Madrid and Valencia Stock Exchanges; ‘‘Takeover Code’’ means the City Code on Takeovers and Mergers; and ‘‘Waiver Resolution’’ means Resolution 14. 34